Exhibit 99.1

 Brookfield Renewable Partners

PRESS RELEASE

All amounts in US dollars unless otherwise indicated

BROOKFIELD RENEWABLE ANNOUNCES THIRD QUARTER RESULTS

BROOKFIELD, News, November 3, 2016 – Brookfield Renewable Partners L.P. (TSX: BEP.UN; NYSE: BEP) (“Brookfield Renewable”) today reported financial results for the three and nine months ended September 30, 2016.

“In 2016, we and our institutional partners have acquired more than 3,000 megawatts of best-in-class hydroelectric assets using a contrarian, value-based approach,” said Sachin Shah, CEO of Brookfield Renewable. “We continue to identify significant long-term growth opportunities in new markets and technologies complementing our existing assets and operating expertise. All of this bodes well for the prospects of the business and our ability to increase our cash flows and distributions, and deliver 12-15% annualized total returns to shareholders over time.”

Financial Results

For the periods ended September 30
US$ millions (except per unit or otherwise noted)	Three Months Ended		Nine months ended
Unaudited	2016	2015	2016	2015
Generation (GWh)
- Total	7,522	4,992	25,343	17,215
- Brookfield Renewable's share	4,418	3,715	15,537	13,108

Net (loss) income	$(19)	$27	$41	$113
Per LP Unit	$(0.12)	$(0.07)	$(0.07)	$0.10
Funds From Operations (FFO)(1)	$73	$80	$365	$379
Per LP Unit(1)(2)	$0.24	$0.29	$1.28	$1.37
Normalized FFO(1)(3)	$71	$53	$382	$369
Per LP Unit(1)(2)(3)	$0.24	$0.19	$1.34	$1.34
(1)	Non-IFRS measure. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures”.
(2)
For the three and nine months ended September 30, 2016, weighted average LP units, Redeemable/Exchangeable units and General Partnership units totaled 299.0 million and 285.2 million, respectively (2015: 275.7 million and 275.7 million).

(3)	Normalized FFO assumes long-term average generation and uses 2015 average foreign currency rates for the respective periods.

Recent Highlights
•
Alongside our institutional partners, we closed the second mandatory tender offer for the outstanding shares of Isagen S.A. E.S.P. (“Isagen”), increasing our combined interest to 99.6%. As of the date of this Press Release, Brookfield Renewable retains an approximate 24% interest in Isagen.

•
We achieved full commissioning, on scope, schedule and under budget of a 14 megawatt wind facility in Ireland expected to generate 37 GWh annually. Since we acquired the Irish portfolio, we have completed 151 megawatts of wind projects.

•
We continue to advance the construction, on scope, schedule and budget, of 127 megawatts of hydroelectric and biomass development projects in Brazil and two wind projects in Northern Ireland totalling 43 megawatts. Collectively, these projects are expected to generate 767 GWh annually with commissioning expected between 2016 and 2018.

•
With our institutional partners, we acquired a 19 megawatt wind development project in Ireland expected to generate 63 GWh annually. The construction of the project is expected to begin in the fourth quarter. Brookfield Renewable retains an approximate 40% interest.

•
Our liquidity position at quarter-end remained strong at $1.3 billion. Financing activities in the quarter included the issuance of C$500 million of medium term notes and COP 300 billion (approximately $101 million) in notes associated with the Isagen portfolio.

 Review of Operations
Generation for the three months ended September 30, 2016 totaled 7,522 GWh, below the long-term average of 9,345 GWh and an increase of 2,530 GWh compared to the prior year.
The hydroelectric portfolio generated 6,418 GWh, below the long-term average of 8,181 GWh and an increase of 2,470 GWh compared to the prior year. The contribution from the growth in the portfolio was 2,692 GWh. In our North American portfolio, generation at our existing facilities in the United States decreased by 461 GWh. This was due to a dry summer in the northeast, partially offset by an increase in generation at our Canadian facilities. We maintained high availability across our portfolio allowing us to optimize available water resources and actively manage our reservoirs. In our Brazilian portfolio, continued improvement in hydrology resulted in higher generation of 120 GWh.
The wind portfolio generated 889 GWh, below the long-term average of 1,011 GWh and an increase of 117 GWh compared to the same period of the prior year. Generation from our North American and Brazilian portfolios was higher than the same period of the prior year due to improved wind conditions. Generation from our European portfolio was above the long-term average and higher than the prior year.
Revenues in the third quarter totaled $580 million, representing an increase of $243 million over the same period of the prior year. The growth in our portfolio and relatively stronger generation contributed $220 million and $5 million, respectively, to revenues. The depreciation of the U.S. dollar, compared to the same period of the prior year contributed $6 million in revenues.
Adjusted EBITDA for the third quarter was $332 million and FFO was $73 million, compared to $242 million and $80 million, respectively, for the same period in the prior year. For the first nine months of 2016, Adjusted EBITDA was $1,164 million and FFO was $365 million, compared to $919 million and $379 million, respectively, for the same period in the prior year.

	Generation (GWh)(1)			Variance of Results
	Actual	Actual	LTA	Actual vs.	Actual vs.
For the three months ended September 30	2016	2015	2016	LTA	Prior Year
Hydroelectric
North America
United States	1,733	2,117	2,280	(547)	(384)
Canada	1,071	952	1,216	(145)	119
	2,804	3,069	3,496	(692)	(265)
Colombia(2)	2,554	-	3,571	(1,017)	2,554
Brazil	1,060	879	1,114	(54)	181
	6,418	3,948	8,181	(1,763)	2,470
Wind
North America
United States	228	185	269	(41)	43
Canada	143	155	238	(95)	(12)
	371	340	507	(136)	31
Europe	318	295	296	22	23
Brazil	200	137	208	(8)	63
	889	772	1,011	(122)	117
Other	215	272	153	62	(57)
Total(3)	7,522	4,992	9,345	(1,823)	2,530
(1)	For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date and is not annualized.
(2)	Includes generation from both hydroelectric and Co-gen facilities.
(3)	Includes 100% of generation from equity-accounted investments.

	Generation (GWh)(1)			Variance of Results
	Actual	Actual	LTA	Actual vs.	Actual vs.
For the nine months ended September 30	2016	2015	2016	LTA	Prior Year
Hydroelectric
North America
United States	7,845	7,582	9,080	(1,235)	263
Canada	4,149	3,792	3,956	193	357
	11,994	11,374	13,036	(1,042)	620
Colombia(2)	6,966	-	9,333	(2,367)	6,966
Brazil	3,168	2,451	3,455	(287)	717
	22,128	13,825	25,824	(3,696)	8,303
Wind
North America
United States	732	746	894	(162)	(14)
Canada	649	671	854	(205)	(22)
	1,381	1,417	1,748	(367)	(36)
Europe	1,067	1,072	1,073	(6)	(5)
Brazil	462	322	390	72	140
	2,910	2,811	3,211	(301)	99
Other	305	579	305	-	(274)
Total generation(3)	25,343	17,215	29,340	(3,997)	8,128
(1)	For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date and is not annualized.
(2)	Includes generation from both hydroelectric and Co-gen facilities.
(3)	Includes 100% of generation from equity-accounted investments.

Distribution Declaration

The next quarterly distribution in the amount of $0.445 per LP Unit, is payable on December 31, 2016 to unitholders of record as at the close of business on November 30, 2016. Brookfield Renewable targets a sustainable distribution with increases targeted on average at 5% to 9% annually.

The regular quarterly dividends on Brookfield Renewable’s preferred shares and preferred LP units have also been declared.
Distribution Currency Option

The quarterly distributions payable on the Partnership’s LP Units are declared in U.S. dollars. Beginning with the fourth quarter distribution payable December 31, 2016, unitholders resident in the United States will receive payment in U.S. dollars and unitholders resident in Canada will receive the Canadian dollar equivalent unless they request otherwise. The Canadian dollar equivalent of the quarterly distribution will be based on the Bank of Canada noon exchange rate on the record date or, if the record date falls on a weekend or holiday, on the Bank of Canada noon exchange rate of the preceding business day.

Registered unitholders resident in Canada who wish to receive a U.S. dollar distribution and registered unitholders resident in the United States wishing to receive the Canadian dollar distribution equivalent should contact Brookfield Renewable’s transfer agent, Computershare Trust Company of Canada, in writing at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 or by phone at 1-800-564-6253. Beneficial unitholders (i.e., those holding their units in street name with their brokerage) should contact the broker with whom their units are held.

Distribution Reinvestment Plan
Brookfield Renewable maintains a Distribution Reinvestment Plan (“DRIP”) which allows holders of its LP Units who are resident in Canada to acquire additional LP Units by reinvesting all or a portion of their cash distributions without paying commissions. Information on the DRIP, including details on how to enroll, is available on Brookfield Renewable’s website at https://bep.brookfield.com/stock-and-distribution/distributions/drip.
Additional information on Brookfield Renewable’s distributions and preferred share dividends can be found on its website at https://bep.brookfield.com.

Brookfield Renewable Partners

Brookfield Renewable Partners operates one of the world’s largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric and wind facilities in North America, Latin America and Europe and totals more than 10,000 megawatts of installed capacity. Brookfield Renewable is listed on the New York and Toronto stock exchanges. Further information is available at https://bep.brookfield.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.
Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with $250 billion of assets under management.

Please note that Brookfield Renewable’s previous audited annual and unaudited quarterly reports have been filed on SEDAR and can also be found in the investors section of its website at https://bep.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please contact:

Zev Korman
Senior Vice President, Investor Relations
Tel: (416) 359-1955
Email: zev.korman@brookfieldrenewable.com

Quarterly Earnings Call Details

Investors, analysts and other interested parties can access Brookfield Renewable’s 2016 Third Quarter Results as well as the Letter to Shareholders and Supplemental Information on Brookfield Renewable’s website at https://bep.brookfield.com.
The conference call can be accessed via webcast on November 3, 2016 at 9:00 a.m. Eastern Time at https://bep.brookfield.com or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial 1-604-638-5340, at approximately 8:50 a.m. Eastern Time. A recording of the teleconference can be accessed through December 3, 2016 at 1-604-638-9010 (Password 0818#).

Cautionary Statement Regarding Forward-looking Statements

This news release contains forward-looking statements and information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will”, “should”, “could”, “potential”, “tend to”, “target” “future”, “growth”, “expect”, “believe”, “goal”, “plan”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the quality of Brookfield Renewable’s business, the expectation for future cash flows and distribution growth, the availability of acquisition opportunities, liquidity, and the timing and completion of acquisitions and development projects. Although Brookfield Renewable believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, you should not place undue reliance on them, or any other forward looking statements or information in this news release. The future performance and prospects of Brookfield Renewable are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Renewable to differ materially from those contemplated or implied by the statements in this news release include economic conditions in the jurisdictions in which we operate; our ability to sell products and services under contract or into merchant energy markets; weather conditions and other factors which may impact generation levels at our facilities; changes to government regulations, including incentives for renewable energy; our ability to grow within our current markets or expand into new markets; our ability to complete development and capital projects on time and on budget; our inability to finance our operations or fund future acquisitions due to the status of the capital markets; the ability to effectively source, complete and integrate new acquisitions and to realize the benefits of such acquisitions; health, safety, security or environmental incidents; regulatory risks relating to the power markets in which we operate, including relating to the regulation of our assets, licensing and litigation; risks relating to our internal control environment; our lack of control over all of our operations; contract counterparties not fulfilling their obligations; and other risks associated with the construction, development and operation of power generating facilities.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this news release and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our Form 20-F.

Cautionary Statement Regarding Use of Non-IFRS Measures

This news release contains references to Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations, Funds From Operations per LP Unit, Normalized Funds From Operations and Normalized Funds From Operations per LP Unit, which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations, Funds From Operations per LP Unit, Normalized Funds From Operations and Normalized Funds From Operations per LP Unit used by other entities. We believe that these are useful supplemental measures that may assist investors in assessing the financial performance and the cash anticipated to be generated by our operating portfolio. Neither Adjusted EBITDA, Funds From Operations, Adjusted Funds from Operations, Adjusted Funds From Operations per LP Unit, Normalized Funds From Operations nor Normalized Funds From Operations per LP Unit should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS.
References to Brookfield Renewable are to Brookfield Renewable Partners L.P. together with its subsidiary and operating entities unless the context reflects otherwise.
_________________________________________________

FINANCIAL REVIEW FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016

The following table reflects Adjusted EBITDA, Funds From Operations and Adjusted Funds From Operations for the three and nine months ended September 30:

	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS, EXCEPT AS NOTED)	2016	2015	2016	2015
Revenues	$580	$337	$1,881	$1,236
Other income(1)(2)	23	83	55	116
Direct operating costs	(275)	(142)	(780)	(410)
Share of earnings from equity-accounted investments	1	3	1	10
Management service costs	(16)	(11)	(46)	(38)
Interest expense – borrowings	(159)	(107)	(447)	(326)
Unrealized financial instruments loss	(4)	(1)	(6)	(9)
Depreciation	(210)	(153)	(593)	(472)
Other	6	(1)	(6)	(15)
Income tax recovery (expense)
Current	(8)	(7)	(20)	(17)
Deferred	43	26	2	38
	35	19	(18)	21
Net (loss) income	(19)	27	41	113
Share of non-cash loss from equity-accounted investments	3	2	7	8
Unrealized financial instruments loss	4	1	6	9
Depreciation	210	153	593	472
Other	(6)	1	6	15
Deferred income tax recovery	(43)	(26)	(2)	(38)
Cash portion of non-controlling interests
Participating non-controlling interests - in operating
subsidiaries(1)	(65)	(71)	(256)	(177)
Preferred equity	(6)	(7)	(19)	(23)
Distributions to preferred limited partners	(5)	-	(11)	-
Adjusted sustaining capital expenditures(3)	(17)	(15)	(50)	(45)
Adjusted Funds From Operations(4)	56	65	315	334
Adjusted sustaining capital expenditures(3)	17	15	50	45
Funds From Operations(4)	73	80	365	379
Management service costs	16	11	46	38
Interest expense – borrowings	159	107	447	326
Current income taxes	8	7	20	17
Cash portion of non-controlling interests	71	37	275	159
Distributions to preferred limited partners	5	-	11	-
Adjusted EBITDA(4)	$332	$242	$1,164	$919

Net (loss) income attributable to limited partners' equity	$(18)	$(9)	$(10)	$15

Basic and diluted (loss) earnings per LP unit(5)	$(0.12)	$(0.07)	$(0.07)	$0.10
(1)
In 2015, the sale of the 102 MW wind facility in California resulted in a gain of $53 million.  Brookfield Renewable’s share of the gain was $12 million, representing the 22% interest in the facility, and is net of the cash portion of non-controlling interests.

(2)	In 2015, concession agreements relating to two Brazilian hydroelectric facilities expired. Brookfield Renewable elected not to renew these agreements in exchange for compensation of $17 million.
(3)	Based on long-term sustaining capital expenditure plans.
(4)	Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”.
(5)	Average LP Units outstanding for three and nine months ended September 30, 2016 totaled 166.7 million and 152.9 million, respectively (2015: 143.3 million and 143.4 million).

GENERATION AND FINANCIAL REVIEW ON A PROPORTIONATE BASIS BY SEGMENTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2016

The following table reflects the actual and long-term average generation for the three months ended September 30 on a proportionate basis:

					Variance of Results
							Actual vs.
	Actual Generation(1)		LTA Generation(1)		Actual vs. LTA		Prior Year
GENERATION (GWh)	2016	2015	2016	2015	2016	2015
Hydroelectric
North America
United States	1,222	1,468	1,527	1,472	(305)	(4)	(246)
Canada	1,036	918	1,181	1,127	(145)	(209)	118
	2,258	2,386	2,708	2,599	(450)	(213)	(128)
Colombia(2)	644	-	900	-	(256)	-	644
Brazil	905	730	935	838	(30)	(108)	175
	3,807	3,116	4,543	3,437	(736)	(321)	691
Wind
North America
United States	118	96	140	140	(22)	(44)	22
Canada	143	155	238	238	(95)	(83)	(12)
	261	251	378	378	(117)	(127)	10
Europe	126	117	117	115	9	2	9
Brazil	83	57	87	62	(4)	(5)	26
	470	425	582	555	(112)	(130)	45
Other	141	174	87	110	54	64	(33)
Total	4,418	3,715	5,212	4,102	(794)	(387)	703
(1)	For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date and is not annualized.
(2)	Includes generation from both hydroelectric and Co-gen facilities.

The following table reflects Adjusted EBITDA and Funds From Operations on a proportionate and consolidated basis for the three months ended September 30:

	Brookfield Renewable's Share
	Hydroelectric				Wind				Other (2)	Corporate	Total	Non-
	North America				North America							controlling
($ MILLIONS)	U.S.	Canada	Colombia(1)	Brazil	U.S.	Canada	Europe	Brazil				interests	2016	2015
Revenues	100	63	63	52	14	16	12	6	22	-	348	232	580	337
Other income(3)(4)	1	-	1	4	-	-	-	-	3	7	16	7	23	42
Share of cash earnings from
equity-accounted investments	1	2	-	1	-	-	-	-	-	-	4	-	4	5
Direct operating costs	(59)	(20)	(38)	(19)	(5)	(4)	(5)	(1)	(3)	(4)	(158)	(117)	(275)	(142)
Adjusted EBITDA(5)	43	45	26	38	9	12	7	5	22	3	210	122	332	242
Interest expense - borrowings	(28)	(17)	(13)	(7)	(3)	(7)	(3)	(2)	(1)	(24)	(105)	(54)	(159)	(107)
Management service costs	-	-	-	-	-	-	-	-	-	(16)	(16)	-	(16)	(11)
Current income taxes	(1)	-	(1)	(3)	-	-	-	-	-	-	(5)	(3)	(8)	(7)
Distributions to preferred limited partners	-	-	-	-	-	-	-	-	-	(5)	(5)	-	(5)	-
Less: cash portion of non-controlling interests
Participating non-controlling interests -
in operating subsidiaries	-	-	-	-	-	-	-	-	-	-	-	(65)	(65)	(30)
Preferred equity	-	-	-	-	-	-	-	-	-	(6)	(6)	-	(6)	(7)
Funds From Operations(5)	14	28	12	28	6	5	4	3	21	(48)	73	-	73	80
(1)	Includes generation from both hydroelectric and Co-gen facilities.
(2)	Other includes North America Co-gen and Brazil biomass.
(3)
In 2015, the sale of the 102 MW wind facility in California resulted in a gain of $53 million.  Brookfield Renewable’s share of the gain was $12 million, representing the 22% interest in the facility, and is net of the cash portion of non-controlling interests.

(4)	In 2015, concession agreements relating to two Brazilian hydroelectric facilities expired. Brookfield Renewable elected not to renew these agreements in exchange for compensation of $17 million.
(5)	Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”.

GENERATION AND FINANCIAL REVIEW ON A PROPORTIONATE BASIS BY SEGMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016

The following table reflects the actual and long-term average generation for the nine months ended September 30 on a proportionate basis:

					Variance of Results
							Actual vs.
	Actual Generation(1)		LTA Generation(1)		Actual vs. LTA		Prior Year
GENERATION (GWh)	2016	2015	2016	2015	2016	2015
Hydroelectric
North America
United States	5,485	5,336	6,164	5,999	(679)	(663)	149
Canada	4,047	3,695	3,859	3,874	188	(179)	352
	9,532	9,031	10,023	9,873	(491)	(842)	501
Colombia(2)	1,495	-	2,005	-	(510)	-	1,495
Brazil	2,676	2,115	2,889	2,583	(213)	(468)	561
	13,703	11,146	14,917	12,456	(1,214)	(1,310)	2,557
Wind
North America
United States	368	332	472	471	(104)	(139)	36
Canada	649	671	854	854	(205)	(183)	(22)
	1,017	1,003	1,326	1,325	(309)	(322)	14
Europe	422	425	424	416	(2)	9	(3)
Brazil	192	134	163	123	29	11	58
	1,631	1,562	1,913	1,864	(282)	(302)	69
Other	203	400	201	238	2	162	(197)
Total	15,537	13,108	17,031	14,558	(1,494)	(1,450)	2,429
(1)	For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date and is not annualized.
(2)	Includes generation from both hydroelectric and Co-gen facilities.

The following table reflects Adjusted EBITDA and Funds From Operations on a proportionate and consolidated basis for the nine months ended September 30, 2016:

	Brookfield Renewable's Share
	Hydroelectric				Wind				Other (2)	Corporate	Total	Non-
	North America				North America							controlling
($ MILLIONS)	U.S.	Canada	Colombia(1)	Brazil	U.S.	Canada	Europe	Brazil				interests	2016	2015
Revenues	407	246	136	138	45	68	41	12	27	-	1,120	761	1,881	1,236
Other income(3)(4)	2	22	3	10	-	-	-	-	(1)	7	43	12	55	75
Share of cash earnings from
equity-accounted investments	3	3	-	2	-	-	-	-	-	-	8	-	8	18
Direct operating costs	(167)	(57)	(79)	(53)	(14)	(13)	(17)	(3)	(8)	(16)	(427)	(353)	(780)	(410)
Adjusted EBITDA(5)	245	214	60	97	31	55	24	9	18	(9)	744	420	1,164	919
Interest expense - borrowings	(85)	(47)	(26)	(19)	(11)	(20)	(9)	(5)	(1)	(68)	(291)	(156)	(447)	(326)
Management service costs	-	-	-	-	-	-	-	-	-	(46)	(46)	-	(46)	(38)
Current income taxes	(4)	-	(1)	(7)	-	-	-	-	-	-	(12)	(8)	(20)	(17)
Distributions to preferred limited partners	-	-	-	-	-	-	-	-	-	(11)	(11)	-	(11)	-
Less: cash portion of non-controlling interests
Participating non-controlling interests -
in operating subsidiaries	-	-	-	-	-	-	-	-	-	-	-	(256)	(256)	(136)
Preferred equity	-	-	-	-	-	-	-	-	-	(19)	(19)	-	(19)	(23)
Funds From Operations(5)	156	167	33	71	20	35	15	4	17	(153)	365	-	365	379
(1)	Includes generation from both hydroelectric and Co-gen facilities.
(2)	Other includes North America Co-gen and Brazil biomass.
(3)
In 2015, the sale of the 102 MW wind facility in California resulted in a gain of $53 million.  Brookfield Renewable’s share of the gain was $12 million, representing the 22% interest in the facility, and is net of the cash portion of non-controlling interests.

(4)	In 2015, concession agreements relating to two Brazilian hydroelectric facilities expired. Brookfield Renewable elected not to renew these agreements in exchange for compensation of $17 million.
(5)	Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”.